SNAIL, INC.

12049 Jefferson Boulevard

Culver City, California 90230

October 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Jan Woo

Re:	Snail, Inc.
Registration Statement on Form S-1, as amended
File No. 333-274626

ACCELERATION REQUEST

Requested Date:	October 30, 2023
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Snail, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (“the Registration Statement”) be accelerated to October 30, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP, at (310) 948-9968. Thank you very much.

Sincerely yours,

SNAIL, INC.

/s/ Jim S. Tsai
Jim S. Tsai
Chief Executive Officer

cc:	Lahdan S. Rahmati, Esq.